Exhibit 99.2

ITW Conference Call

Third Quarter

2004

ITW
Agenda

1. Introduction………………………..John Brooklier

2. Financial Overview……………...Jon Kinney

3. Manufacturing Segments……… John Brooklier

4. Forecast 2004……………….…Jon Kinney

5. Q & A………………....…………Kinney/Brooklier

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and base business and future tax rate expectations for full year 2004 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food service and retail, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community or Australia, (3) the unfavorable impact of foreign currency fluctuations and prices of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, and (5) an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings.

Conference Call Playback

Replay number: 203-369-0331

No pass code necessary

Telephone replay available through midnight of November 2, 2004

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2003 Q3	2004 Q3	F(U) Last Year Amount	%
Operating Revenues	2,531.9	2,967.2	435.3	17.2%
Operating Income	426.7	512.2	85.5	20.0%
% of Revenues	16.9%	17.3%	0.4%	
Income From Continuing Operations				
Income Amount	269.8	330.1	60.3	22.3%
Income Per Share-Diluted	0.87	1.09	0.22	25.3%
Average Invested Capital	6,823.1	7,533.8	(710.7)	-10.4%
Return on Average Invested Capital	16.3%	17.9%	1.6%	
Free Operating Cash Flow	349.8	403.2	53.4	15.3%

ITW
Leasing & Investments

	2003 Q3	2004 Q3	F(U) Last Year	
			Amount	%
Operating Revenues	28.4	23.6	(4.8)	-16.9%
Operating Income	24.7	20.2	(4.5)	-18.2%
Operating Margins	87.0%	85.6%	-1.4%	

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	9.3%	22.5%	2.0%
Nonvolume-related	-	-11.4%	-1.8%
Total	9.3%	11.1%	0.2%
Acquisitions / Divestitures	5.7%	2.5%	-0.5%
Translation	3.1%	3.2%	-
Impairment	-	-	-
Restructuring	-	4.2%	0.7%
Leasing & Investments	-0.2%	-1.0%	-0.1%
Other Revenue	-0.7%	-	0.1%
Total	17.2%	20.0%	0.4%

ITW
Non Operating & Taxes

	2003 Q3	2004 Q3	F(U) Last Year Amount	%
Operating Income	426.7	512.2	85.5	20.0%
Interest Expense	(16.1)	(18.5)	(2.4)	
Other Income	4.5	6.4	1.9	
Income From Continuing Operations-P/T	415.1	500.1	85.0	20.5%
Income Taxes	145.3	170.0	(24.7)	
% to Pre Tax Income	35.0%	34.0%	1.0%	
Income From Continuing Operations-A/T	269.8	330.1	60.3	22.3%

ITW
Invested Capital

	9/30/03	6/30/04	9/30/04
Trade Receivables	1,701.9	1,979.8	1,983.6
Days Sales Outstanding	60.5	59.3	60.2
Inventories	980.0	1,098.2	1,142.5
Months on Hand	1.8	1.7	1.8
Other Current Assets	353.0	383.5	360.1
Accounts Payable & Accruals	(1,452.4)	(1,729.9)	(1,910.1)
Operating Working Capital	1,582.5	1,731.6	1,576.1
% to Revenue(Prior 4 Qtrs.)	16%	16%	14%
Net Plant & Equipment	1,670.2	1,791.3	1,807.9
Investments, net of L&I Debt	584.2	749.5	820.9
Goodwill	2,519.4	2,718.2	2,686.8
Other, net	427.6	522.2	663.0
Invested Capital	6,783.9	7,512.8	7,554.7

ITW
Debt & Equity

	9/30/03	6/30/04	9/30/04
Total Capital			
Short Term Debt	70.2	60.0	97.1
Long Term Debt	926.2	923.5	924.0
Total Debt	996.4	983.5	1,021.1
Stockholders' Equity	7,399.7	8,210.2	7,543.3
Total Capital	8,396.1	9,193.7	8,564.4
Less:			
Leasing & Investments Debt	(239.4)	(143.7)	(79.4)
Cash	(1,372.8)	(1,537.2)	(930.3)
Net Debt & Equity	6,783.9	7,512.8	7,554.7
Debt to Total Capital	12%	11%	12%

ITW
Cash Flow

	2003 Q3	2004 Q3
Net Income	268.9	330.1
Adjust for Non-Cash Items	69.5	11.8
Changes in Operating Assets & Liabilities	56.6	110.2
Net Cash From Operating Activities	395.0	452.1
Additions to Plant & Equipment	(60.8)	(67.7)
Proceeds from investments	15.6	18.8
Free Operating Cash Flow	349.8	403.2
Stock Repurchase	-	(943.0)
Acquisitions	(73.8)	(62.1)
Investments	(67.0)	(7.0)
Dividends	(70.6)	(73.6)
Debt	(22.4)	38.4
Other	22.8	37.2
Net Cash Increase/(Decrease)	138.8	(606.9)

ITW
Return on Average Invested Capital

Current Quarter	2003 Q3	2004 Q3	F(U) Prior Yr.
Operating Income after taxes	277.3	338.1	60.8
Operating Margins	11.0%	11.4%	0.4%
Average Invested Capital	6,823.1	7,533.8	710.7
Capital Turnover	1.48	1.58	0.10
Return on Average Invested Capital	16.3%	17.9%	1.6%

Year to Date	2003 Q3	2004 Q3	F(U) Prior Yr.
Operating Income after taxes	781.1	1,004.1	223.0
Operating Margins	10.5%	11.6%	1.1%
Average Invested Capital	6,593.6	7,330.1	736.5
Capital Turnover	1.49	1.57	0.08
Return on Average Invested Capital	15.8%	18.3%	2.5%

ITW
Acquisitions

	2003				2004		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Annual Revenues Acquired	49	35	231	32	247	168	78
Purchase Price							
Cash Paid	44	30	74	56	184	193	62
Stock Issued	-	-	-	-	2	-	-
Total	44	30	74	56	186	193	62
Number of Acquisitions							
North America							
Engineered Products	1	-	3	3	2	1	1
Specialty Systems	-	2	1	1	-	1	1
International							
Engineered Products	-	1	2	1	5	2	-
Specialty Systems	7	3	3	-	3	4	1
Total	8	6	9	5	10	8	3

Key Economic Data

- **September '04 ISM: 59% is same as August**

- **US Industrial Production (ex. Tech.): +4.3% in September '04 compared to +5.5% in August '04**

- **Euro-Zone Industrial Production: +2.2% in August '04**

- **Euro-Zone Purchasing Managers' Index: 53% in September '04 versus 53.9% in August '04**

ITW
Engineered Products - North America

	2003 Q3	2004 Q3	F(U) Last Year Amount	%
Operating Revenues	774.9	853.7	78.8	10.2%
Operating Income	130.8	143.7	12.9	9.9%
Operating Margins	16.9%	16.8%	-0.1%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	7.7%	18.9%	1.8%
Nonvolume-related	-	-12.3%	-1.9%
Total	7.7%	6.6%	-0.1%
Acquisitions / Divestitures	2.4%	1.2%	-0.2%
Translation	0.1%	0.1%	-
Impairment	-	-	-
Restructuring	-	2.0%	0.2%
Total	10.2%	9.9%	-0.1%

Engineered Products - North America
Key Points

- **Total construction: +7% for Q3 '04**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +14% for Q3; new housing and renovation markets most active**

- **Wilsonart base revenues: +1%; commercial sales better; flooring flat**

- **Total construction: new housing +10%; renovation/rehab +10%; commercial +3%**

Engineered Products - North America
Key Points

- **Auto base revenues: +1% for Q3 '04**
- **Big 3 build rates: -5% for Q3**
  - **GM: -5%**
  - **Ford: -8%**
  - **Chrysler: -3%**
- **September Big 3 inventories: 69 days**
  - **GM: 61 days**
  - **Ford: 74 days**
  - **Chrysler: 82 days**
- **ITW build estimates for 2004:**
  - **Q4: -5%**
  - **FY: -4%**
- **Industrial: base revenues +14% for Q3**
  - **Industrial Plastics and Engineered Polymers grew 15% - 20% in Q3**

ITW
Engineered Products - International

	2003 Q3	2004 Q3	F(U) Last Year Amount	%
Operating Revenues	461.3	618.1	156.8	34.0%
Operating Income	63.6	95.4	31.8	50.0%
Operating Margins	13.8%	15.4%	1.6%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	9.5%	27.6%	2.3%
Nonvolume-related	-	-9.4%	-1.2%
Total	9.5%	18.2%	1.1%
Acquisitions / Divestitures	16.2%	12.3%	-0.8%
Translation	8.3%	10.8%	0.2%
Impairment	-	-	-
Restructuring	-	8.7%	1.1%
Total	34.0%	50.0%	1.6%

Engineered Products - International
Key Points

- **Construction base revenues: +8% in Q3 '04**
  - **Europe: +11% growth (strength in France, UK, Belgium, Italy, Denmark, Spain and Portugal)**
  - **Austral-Asia: +4% (Paslode in Australia)**
  - **Wilsonart Intl.: +11% (good activity in China and U.K.)**
- **Automotive base revenues: +9% in Q3**
  - **Builds: +1% ytd**
  - **BMW: +15.1%; Ford: +12.5%; Renault: +2.3%; Daimler/Chrysler 2%**
  - **ITW forecasting FY '04 builds: +1% to +2%**
- **Industrial base revenues: +11% in Q3**
  - **Industrial plastics, polymers and electronic component packaging grew 5% - 15%**

ITW
Specialty Systems - North America

	2003 Q3	2004 Q3	F(U) Last Year	
			Amount	%
Operating Revenues	857.9	985.7	127.8	14.9%
Operating Income	154.2	171.2	17.0	11.0%
Operating Margins	18.0%	17.4%	-0.6%	

Specialty Systems - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	12.3%	29.1%	2.7%
Nonvolume-related	-	-18.1%	-2.9%
Total	12.3%	11.0%	-0.2%
Acquisitions / Divestitures	2.4%	-0.3%	-0.4%
Translation	0.2%	0.3%	-
Impairment	-	-	-
Restructuring	-	-	-
Total	14.9%	11.0%	-0.6%

Specialty Systems - North America
Key Points

- **Welding base revenues: 25+% in Q3 '04 due primarily to stronger equipment sales to construction and other end markets; consumables and components units also grew sales**

- **Industrial packaging: Signode base revenue grew +14% in Q3; consumables / machinery both show improvement**

- **Food Equipment base revenues: +5% in Q3; growth due to restaurant/institutional customers**

ITW
Specialty Systems - International

	2003 Q3	2004 Q3	F(U) Last Year Amount	%
Operating Revenues	502.1	597.6	95.5	19.0%
Operating Income	53.4	81.7	28.3	53.0%
Operating Margins	10.6%	13.7%	3.1%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	5.1%	18.2%	1.3%
Nonvolume-related	-	0.7%	0.1%
Total	5.1%	18.9%	1.4%
Acquisitions / Divestitures	6.2%	2.9%	-0.5%
Translation	7.7%	11.7%	0.2%
Impairment	-	-	-
Restructuring	-	19.5%	2.0%
Total	19.0%	53.0%	3.1%

Specialty Systems - International
Key Points

- **Signode base revenues strengthen in Q3 '04:**
  -Europe: +7%
  -Asia/Pacific: +31%

- **Food Equipment: base revenues +3% in Q3 thanks to U.K. and China/Hong Kong**

- **Finishing and welding: base revenues each grew 2%**

ITW
2004 Forecast

	Low	High	Mid Point
4th Quarter			
Base Revenues	6.7%	8.7%	7.7%
Income Per Share-Diluted	$1.16	$1.22	$1.19
%F(U) 2003	25%	31%	28%
Full Year			
Base Revenues	7.7%	8.2%	8.0%
Income Per Share-Diluted	$4.34	$4.42	$4.38
%F(U) 2003	29%	31%	30%

ITW 2004 Forecast
Key Assumptions

- Exchange rates hold at current levels.

- Acquired revenues in the $500 to $700 million range.

- Restructuring cost of $15 to $25 million.

- No further goodwill or intangible impairment cost.

- Share repurchase will add approximately 7 to 8 cents per share for the year.

- Tax rate of 30% for the fourth quarter and an overall rate of 33% for the year.

ITW Conference Call

Q & A

Third Quarter
2004